Exhibit 99.1

Autohome Inc. Announces Investment in TTP Car Inc.

BEIJING, June 6, 2018 — Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that it has reached a definitive agreement with TTP Car Inc. (“TTP”), a company operating an online auction platform for used automobiles, pursuant to which Autohome agreed to make an investment in TTP in the form of an 8.0% convertible bond for consideration of US$100 million in cash. The transaction is expected to close in the second quarter of 2018, subject to customary closing conditions. In addition, within three years after the closing, Autohome has the right to purchase an additional 8.0% convertible bond in aggregate in the principal amount of US$65 million to be issued by TTP upon Autohome’s request from time to time.

Mr. Min Lu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “The used car business is one of Autohome’s strategic directions. We have already built a cutting-edge e-commerce platform for used car customers along the entire value chain from used car sales to used car purchasing. As one of the leading online players, we believe the offline used car business is the inevitable direction to set up our online-merge-offline (OMO) system and optimize Autohome’s business interest. TTP is a leading player in the used car auction industry, having a nationwide presence with its service network. The cooperation with TTP is one of the milestones of Autohome’s OMO strategy.”

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “Autohome is building an eco-system through organic growth and investments, and TTP plays an important role in such an eco-system. The two companies have strong strategic alignment, and their businesses complement each other. We believe the cooperation will generate significant synergies for both parties.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Yue Zuo

Tel: +86-10-5775-1922

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-5730-6200

Email: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: autohome@tpg-ir.com

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